

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 16, 2008

Diana L. Kubik
Vice President and Chief Financial Officer
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80202

>   **Re: Evergreen Energy Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed March 7, 2008**
>   **File No. 1-02199**

Dear Ms. Kubik:

    We have completed our review of your 2007 Form 10-K, and do not, at this time, have any further comments.

                                    Sincerely,

                                    Jill S. Davis
                                    Branch Chief